UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2015

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 16, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 17, 2015	JINPAN INTERNATIONAL LIMITED

	By:	/s/ Mark Du
	Name:	Mark Du
	Title:	Chief Financial Officer

Exhibit No.	Description

1.	Press Release dated March 16, 2015

Exhibit 1

Jinpan International Reports Fourth Quarter and Full Year 2014 Financial Results

* Fourth quarter revenue increased 14.4% year-over-year to $72.2 million; Full year 2014 revenue increased 6.8% to a record $241.0 million

* Fourth quarter net income increased 9.1% year-over-year to $4.4 million, or $0.27 per share; Full year 2014 net income decreased 6.4% to $15.5 million, or $0.93 per share

* Fiscal 2015 earnings outlook: revenue expected to increase 3% to approximately $248 million;   net income expected to be flat year-over-year at $15.5 million, or $0.93 per share

Carlstadt, N.J., March 16, 2015 - Jinpan International Limited. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the fourth quarter and full year ending December 31, 2014.

Fourth Quarter 2014 Results

Net sales for the fourth quarter were $72.2 million, a 14.4% increase from $63.1 million in the same period last year.  The increase was driven by very strong growth in sales of our integrated products, including switchgear and unit substations, as we have leveraged our increased capacity to diversify our product portfolio and enter larger markets.

In the fourth quarter, China sales increased 15.6% year-over-year to $66.6 million, or 92.2% of net sales, compared to $57.6 million, or 91.2% of net sales in the same period last year. Net sales outside of China for the quarter increased 1.2% year-over-year to $5.6 million, or 7.8% of net sales, compared to $5.5 million, or 8.8% of net sales, for the same period last year.

Sales of cast resin transformers decreased 5.0% year-over-year to $40.1 million, or 55.6% of net sales, compared to $42.2 million or 66.9% of net sales, for the same period last year. Sales of our integrated products, including switchgear and unit substations, increased 56.3% year-over-year to $23.2 million, or 32.2% of sales, compared to $14.9 million, or 23.6% of net sales, for the same period last year.

Sales to OEM customers decreased 3.1% year-over-year to $8.8 million, or 12.2% of net sales, compared to $9.1 million, or 14.4% of net sales in the same period last year.

Gross profit in the fourth quarter decreased 1.9% year over year to $20.4 million from $20.8 million in the same period last year.  Fourth quarter 2014 gross profit margin was 28.3%, compared to 33.0% in the prior year period. Gross margin in the fourth quarter decreased compared to the same period last year primarily due to an increased mix of sales of switchgear and unit substations, which carry lower gross margins.  Gross margins were also impacted by price declines on our cast resin transformer products and increased raw materials costs.

Selling and administrative expenses in the fourth quarter were $18.1 million, or 25.1% of net sales, compared to $18.5 million, or 29.3% of net sales in the same period last year.  Selling and administrative expenses decreased from the same period last year due to lower selling expenses associated with the sales of switchgear and unit substations.  This reduction was partially offset by approximately $0.6 million in expenses associated with the proposed going private transaction, which was terminated in December 2014.

Operating income for the fourth quarter increased 4.8% to $2.3 million, or 3.2% of net sales, from $2.2 million, or 3.5% of net sales, in the same period last year.

Net income for the fourth quarter increased 9.1% to $4.4 million, or $0.27 per diluted share, compared to $4.1 million, or $0.24 per diluted share, in the same period last year.  Fourth quarter net income, as a percentage of net sales, was 6.2% compared to 6.5% in the same period last year.

Full Year 2014 Results

Net sales for the full year 2014 were a record $241.0 million, a 6.8% increase from $225.7 million last year.  Gross profit in 2014 increased 4.1% to $75.5 million and gross profit margin decreased to 31.3%, compared to 32.1% during 2013.  Selling and administrative expenses were $59.6 million, compared to $55.8 million last year. Operating profit in 2014 decreased 4.8% to $15.9 million, or 6.6% of net sales, compared to $16.7 million, or 7.4% of net sales, last year.  Net income in 2014 decreased 6.4% to $15.5 million, or $0.93 per share, compared to $16.6 million, or $0.99 per share, in the prior year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “Our 2014 results reflect another year of record sales despite facing a challenging economic environment characterized by uncertainty and a lack of visibility within the Chinese market.  Importantly, the year was marked by positive progress with the execution of several of our strategic initiatives.”

“Our product diversification was a major highlight during the year, as our additional manufacturing capacity in Guilin provided us with flexibility to increase our production of switchgear and unit substations.  These products are integrated systems, incorporating our transformers as well as other components, and carry higher sales prices and provide access to larger addressable markets.  While these products typically generate lower gross margins, this impact is largely offset by lower selling expenses. We are very pleased with our success with these product categories and expect continued growth and diversification this year.”

“We remained active with our OEM customers during the year.  Although 2014 OEM sales declined slightly, we expect a strong rebound during 2015 drive by an increase in sales to our largest OEM customer and a ramp up in sales to our newest OEM customer within the wind power markets.”

“We generated strong cash flow during the year, enabling us to strengthen our balance sheet.  Cash flow from operations increased to $20.7 million during 2014, a 44.1% increase from $14.3 million during the prior year.  This cash flow enabled Jinpan to return to a positive net cash position at year-end.”

“China’s economic environment remains challenging, particularly within our core cast resin transformer markets, where we are faced with slowing growth and pricing pressure.  While we are pleased with our successful expansion into the larger switchgear and unit substation markets, the market is nonetheless volatile.  As such, we are approaching 2015 with a disciplined focus on prudent sales growth, cost control, and margin preservation.”

“At the end of December 2014, our backlog equaled $119 million, up 19.0% from the same period last year and down 6.3% from the third quarter of 2014.”

Balance Sheet

As of December 31, 2014, the Company had $27.5 million in cash and cash equivalents, restricted cash, and short term investments, compared to $30.8 million as of December 31, 2013. The Company’s accounts receivable on December 31, 2014 totaled $140.2 million, compared to $144.6 million as of December 31, 2013.   Total bank loans outstanding at December 31, 2014 were $26.2 million, compared to $43.1 million at December 31, 2013.

Financial Outlook

For the full year 2015, the Company projects revenue growth of approximately 3% compared to 2014.  Net sales are expected to be approximately $248 million. Net income is expected to be approximately $15.5 million, or $0.93 per share, flat with the prior year. We expect continued growth in sales of our integrated products and sales into the OEM channel to offset slight volume declines and pricing pressure within the cast resin transformer market.  Due to the uncertainty within the Chinese economy, we are opting to take a conservative view until visibility improves.

Recent Developments

On September 22, 2014, the Company announced that its Board of Directors has received a preliminary, non-binding proposal letter dated September 21, 2014 from Li Zhiyuan, the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer and FNOF E&M Investment Limited (collectively, with Mr. Li, the “Buyer Parties”), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Parties in a going private transaction for $8.80 per common share, subject to certain conditions (the “Proposal”).  The Company’s Board of Directors formed a committee of independent directors (the “Special Committee”) on September 26, 2014 to evaluate the Proposal.  The Special Committee subsequently retained a legal counsel and a financial advisor. On December 29, 2014, the Company announced that the Buyer Parties withdrew their preliminary non-binding proposal.

Conference Call Information

Jinpan’s management will host a conference call and webcast on Monday, March 16, 2015, at 8:30 a.m. Eastern Time.  Listeners may access the call by dialing 1-888-389-5988 (toll free) or 1-719-325-2393 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 113275.  A replay of the call will be available through March 23, 2015, by dialing 1-877-870-5176, access code 5620905.

ABOUT JINPAN INTERNATIONAL

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Three and Twelve Month Periods Ended December 31, 2014

	Three months ended		Twelve months ended
	December 31		December 31

	2014	2013	2014	2013
In US$ thousands, except per share data	(unaudited)	(unaudited)	(unaudited)	(audited)

Net Sales	72,218	63,148	241,007	225,727
Cost of Goods Sold	(51,793)	(42,399)	(165,540)	(153,325)
Gross Profit	20,425	20,749	75,467	72,402

Selling and Administrative Expenses	(18,101)	(18,531)	(59,585)	(55,718)
Operating income	2,324	2,218	15,882	16,684

Interest Expenses	(497)	(731)	(2,323)	(2,072)
Other Income	3,125	2,781	4,747	4,636
Income Before Income Taxes	4,952	4,268	18,306	19,248
		-		-
Income Taxes	(508)	(195)	(2,792)	(2,677)
Net Income After Taxes	4,444	4,073	15,514	16,571

Other comprehensive income ( loss) Foreign currency translation adjustment	(34)	(14)	(29)	(27)
Total comprehensive income	4,410	4,059	15,485	16,544

Earnings per Share
Basic	$0.27	$0.25	$0.96	$1.02
Diluted	$0.27	$0.24	$0.93	$0.99

Weighted Average Number of Shares
Basic	16,232,381	16,230,165	16,232,381	16,230,165
Diluted	16,633,683	16,631,378	16,632,497	16,711,192

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet

	December 31, 2014	December 31, 2013
In US$ thousands, except number of shares and per share data	(unaudited)	(audited)
Assets
Current Assets
Cash and cash equivalents	13,209	24,582
Restricted cash	1,178	1,316
Short term investment	13,156	4,920
Notes receivable	11,557	15,802
Accounts receivable, net	140,225	144,606
Inventories, net	50,003	33,614
Prepaid expenses	20,856	4,204
Land use right	377	377
Deferred tax assets	2,574	2,119
Other receivables	6,901	6,891
Total current assets	260,036	238,431

Property, plant and equipment, net	73,976	75,601
Construction in progress	2,693	3,787
Land use right	14,479	14,840
Goodwill	13,768	13,818
Other assets	47	124
Total Assets	364,999	346,601

Liabilities and Shareholders' Equity
Current Liabilities
Short term loans	-	11,101
Accounts payable	37,364	27,013
Notes payable	14,665	10,498
Advances from customers	21,563	14,207
Income tax payable	2,025	2,516
Other payables	31,490	30,339
Total current liabilities	107,107	95,674

Long term loans	26,238	31,998
Deferred income	4,964	4,785
Total Liabilities	138,309	132,457

Shareholders' Equity
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares - none in 2014 and 2013
Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares - 16,418,456 in 2014 and 2013	74	74
Common stock - warrants	-	-
Additional paid-in capital	38,138	37,694
Reserves	13,442	12,849
Retained earnings	149,197	136,874
Accumulated other comprehensive income	26,107	26,937
	226,958	214,427
Less: Treasury shares at cost
Common stock - 135,488 in 2014 and 138,306 in 2013	(268)	(283)
Total Shareholders' Equity	226,690	214,144
Total Liabilities and Shareholders' Equity	364,999	346,601

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Twelve Months Ended December 31, 2014

	Twelve Months Ended
	31-Dec
	2014	2013
In US$ thousands	(unaudited)	(audited)
Operating Activities
Net Income	15,514	16,571
Adjustments to reconcile net income to
Net cash provided by (used in) operating activities:
Depreciation	7,018	6,491
Amortization of prepaid lease	307	372
Deferred Income Tax	(429)	(727)
Provision for doubtful debts	1,723	4,295
Loss/(gain) on disposal of fixed assets	-	(40)
Stock-based compensation Cost	447	277
Changes in operating assets and liabilities
Restricted Cash	133	(459)
Accounts Receivable	2,142	(20,188)
Notes Receivable	4,195	399
Inventories	(16,540)	(3,439)
Prepaid Expenses	(16,698)	(1,573)
Other Receivable	8	(852)
Accounts Payable	10,468	1,191
Notes Payable	4,212	4,238
Income Tax	(483)	569
Advance From customers	7,421	158
Other liabilities	1,228	6,701
Net Cash provided by (used in) operating activities	20,666	14,337

Investing activities
Purchases of property, plant and equipment	(1,278)	(370)
Proceeds from sales of property, plant and equipment	-	40
Payment for construction in progress	(3,303)	(12,667)
Sale of S/T Investment	66,062	57,179
Increase in S/T investment	(74,330)	(50,719)
Receipt of government grant for new plant construction	196	1,582
Net Cash provided by (used in) investing activities	(12,653)	(4,955)

Financing activities
Proceeds from bank loan	9,887	42,213
Repayment of bank loan	(26,622)	(44,400)
Proceeds from exercised stock options	16	216
Dividend paid	(2,605)	(1,950)
Net Cash provided by (used in) financing activities	(19,324)	(3,921)

Effect of exchange rate changes on cash	(62)	611
Net increase/(decrease) in cash and cash equivalents	(11,373)	6,072
Cash and Cash equivalents at beginning of year	24,582	18,510
Cash and Cash equivalents at end of year	13,209	24,582

Interest paid	1,651	2,724
Income tax paid	3,701	2,470